December 10, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the "Company"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of Princeton Futures Strategy Fund (the "Fund"), a series of the Company.  The primary purpose of the proxy statement is to solicit shareholder approval of a new sub-advisory agreement with 6800 Capital, LLC after a change of control at the sub-adviser, and to authorize the Fund to rely upon any exemptive relief related to a manager of managers, as granted to the Company and the Fund’s investment adviser.

If you have any questions, please contact Cassandra Borchers at (513) 352-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra.Borchers@ThompsonHine.com 513.241.4771 513.352-6632	965349.1